NEPHROS, INC.
41 GRAND AVENUE
RIVER EDGE, NEW JERSEY 07661

                                                                                                         March 10, 2010
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010
Attention:  Celia Soehner

Re:	Nephros, Inc. Registration Statement on Form S-1 (Reg. No. 333-162781)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, we respectfully request that the Commission grant as soon as possible an order for the withdrawal of the Registration Statement referenced above.   Nephros is making the request because the offering period expired on March 9, 2010 and Nephros did not sell any securities in connection with the offering conducted pursuant to the Registration Statement.

The Registration Statement was filed on October 30, 2009 and was declared effective on February 16, 2010.

Please be advised that Nephros may undertake a subsequent private offering in reliance on Rule 155(c).

Please direct all inquiries to our counsel, Alexander M. Donaldson, at (919) 781-4000.

Respectfully, NEPHROS, INC. /s/ Gerald J. Kochanski Gerald J. Kochanski Chief Financial Officer